

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

Byrd Douglas Cain, III
President and Chief Executive Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, MI 48326

> **Re: Unique Fabricating, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 15, 2021**
> **File No. 333-260280**

Dear Mr. Cain:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Steven Wasserman